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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Sturm, Ruger & Company, Inc.
(Name of Issuer)
Common Stock, Par Value $1.00
(Title of Class of Securities)
864159108
(CUSIP Number)
William B. Ruger, Jr.
169 Sunapee Street
Newport, NH 03773
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 26, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	864159108

1	NAMES OF REPORTING PERSONS: William B. Ruger, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0% of total Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	864159108

1	NAMES OF REPORTING PERSONS: Carolyn Ruger Vogel

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		113,030

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		113,030

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	113,030

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.50% of total Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	864159108

1	NAMES OF REPORTING PERSONS: Ruger Management, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0% of total Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	864159108

1	NAMES OF REPORTING PERSONS: Ruger Business Holdings, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0% of total Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

     This Statement constitutes Amendment No. 5 to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 12, 1999, as amended by Amendment No. 1 thereto filed with the SEC on May 10, 1999, Amendment No. 2 thereto filed with the SEC on May 17, 2006, Amendment No. 3 thereto filed with the SEC on May 22, 2006 and Amendment No. 4 thereto filed with the SEC on May 25, 2006 (as so amended, the “Schedule 13D”), with respect to the common stock, par value $1.00 per share (the “Common Stock”), of Sturm, Ruger & Company, Inc. (the “Company”). The Company is in the business of manufacturing firearms and investment cast products.
     This Statement is being filed by William B. Ruger, Jr. (“Mr. Ruger”), Carolyn Ruger Vogel (“Ms. Vogel”), Ruger Management, Inc. (“Ruger Management”), and Ruger Business Holdings, L.P. (“the Partnership”) (collectively, the (“Reporting Persons”)).
     Mr. Ruger filed a separate Schedule 13D on January 10, 1991 with respect to his (i) direct beneficial ownership of shares of the Common Stock and (ii) indirect beneficial ownership of shares of the Common Stock held as a co-trustee of the William B. Ruger Charitable Remainder Annuity Trust (the “Trust”). In 2002, following the death of its Grantor, William B. Ruger, the Common Stock held in the Trust was distributed in accordance with the terms of the Trust Agreement. While Mr. Ruger remains the beneficial owner of the directly held Common Stock disclosed in his January 10, 1991 filing, such beneficial ownership was also disclosed in the Amendment No. 1 to the Schedule 13D and is referenced in this amendment to the Schedule 13D.*
Item 1. Security and Issuer.
     This Statement relates to the Common Stock. The Company’s principal executive offices are located at One Lacey Place, Southport, Connecticut 06890.
Item 2. Identity and Background.
     This statement is being filed by the Reporting Persons.
     Mr. Ruger is the former Chairman, President and Chief Executive Officer of the Company. He is a citizen of the United States of America and his address is 169 Sunapee Street, Newport, NH 03773. Mr. Ruger is currently retired.
     Ms. Vogel is a citizen of the United States and her address is 70 Rabbit Run Lane, Harrisville, NH 03450. Ms. Vogel is currently not employed.
     Mr. Ruger and Ms. Vogel each own 50% of the capital stock of Ruger Management, a Delaware corporation which acts as the sole general partner of the Partnership. The address of its principal place of business is 169 Sunapee Street, Newport, NH 03773.

*	The Company has had two stock-splits since the January 10, 1991 filing and the number of shares of the Common Stock held by Mr. Ruger has increased accordingly.

     The Partnership is a Delaware limited partnership engaged in the business of investment management. Ruger Management is the sole general partner and the William B. Ruger Revocable Trust of 1988 is the sole limited partner of the Partnership. Mr. Ruger and Ms. Vogel are co-trustees of the William B. Ruger Revocable Trust of 1988. The address of the Partnership’s principal place of business is 169 Sunapee Street, Newport, NH 03773.
     During the five-year period prior to the date hereof, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Not applicable.
Item 4. Purpose of Transaction.
     On September 25, 2006, the Company repurchased 4,272,000 shares of the Common Stock from the Partnership. The purchase price was $5.90 per share totaling $25,204,800.
     The Reporting Persons have no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) Mr. Ruger, Ruger Management and the Partnership are no longer the indirect or direct beneficial owners of any shares of the Common Stock. Ms. Vogel is no longer the indirect owner of any shares of the Common Stock but remains the direct beneficial owner of 113,030 shares of the Common Stock representing 0.50% of the issued and outstanding shares of the Common Stock.
     (b) Ms. Vogel is entitled to direct the vote of 113,030 shares of the Common Stock as to which she is the beneficial owner.
     (c) See Item 4.
     (d) Not applicable.
     (e) September 26, 2006.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Ruger and Ms. Vogel each own 50% of the capital stock of Ruger Management, which is the sole general partner of the Partnership.
     On September 26, 2006 the Partnership entered into a Sale and Purchase Agreement with the Company upon which the Partnership sold all 4,272,000 shares of the Common Stock owned by the Partnership to the Company. The Agreement is attached hereto as Exhibit A.
     Except as described herein, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.

Exhibit A:	Sale and Purchase Agreement, dated as of September 26, 2006 by and between Sturm, Ruger & Co., Inc., and Ruger Business Holdings, L.P.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 26, 2006

WILLIAM B. RUGER, JR.
/s/ William B. Ruger, Jr.

CAROLYN RUGER VOGEL
/s/ Carolyn Ruger Vogel

RUGER MANAGEMENT, INC.
/s/ William B. Ruger, Jr.
Name:	William B. Ruger, Jr.
Title:	President

/s/ Carolyn Ruger Vogel
Name:	Carolyn Ruger Vogel
Title:	Secretary/Treasurer

RUGER BUSINESS HOLDINGS, L.P.
/s/ William B. Ruger, Jr.
Name:	William B. Ruger, Jr.
Title:	President of General Partnership

/s/ Carolyn Ruger Vogel
Name:	Carolyn Ruger Vogel
Title:	Secretary/Treasurer of General Partnership